Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: September 7, 2017

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own personal financial advice from an appropriate professional adviser who is authorised under the Financial Services and Markets Act 2000 (as amended). This document contains inside information.

If you have sold or otherwise transferred all of your shares in RhythmOne plc, please immediately forward this Circular, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

RHYTHMONE PLC

(Incorporated and registered in England and Wales with number 06223359)

ACQUISITION OF YUME, INC.,

10:1 SHARE CONSOLIDATION,

AUTHORITY TO ALLOT ORDINARY SHARES

AND

NOTICE OF GENERAL MEETING

This Circular, which contains details of: (i) the acquisition of YuMe, Inc.; (ii) a proposed consolidation of the Company’s share capital, with every 10 issued ordinary shares of £0.01 each in the capital of the Company be consolidated into one ordinary share of £0.10 each in the capital of the Company; (iii) authority to allot further ordinary shares; and (iv) notice of the Company’s general meeting, should be read as a whole. Your attention in particular is drawn to the letter from the Chairman set out in Part 3 of this Circular which contains information on the Acquisition, Consolidation, Allotment and the unanimous recommendation of the Directors that you vote in favour of the resolutions to be proposed at the General Meeting.

Notice of the General Meeting of RhythmOne to be held at the offices of Bird & Bird LLP, 12 New Fetter Lane, London EC4A 1JP on 25 September 2017 at 10.00 a.m. is set out in Part 4 of this Circular. The Form of Proxy for use in connection with the General Meeting is enclosed with this Circular. Whether or not you intend to attend the General Meeting in person, you are requested to complete the Form of Proxy enclosed with this Circular in accordance with the instructions printed thereon and sign and return it as soon as possible by post to the Company’s Registrars, Computershare Investor Services PLC, by not later than 10.00 a.m. on 21 September 2017, being 48 hours before the start of the General Meeting (excluding weekends and bank holidays).

Further information

If you have any questions relating to this Circular, the General Meeting or the completion and return of the Form of Proxy, please call Investor Relations at FTI Consulting, Inc. on +44 (0)20 3727 1000 or the Registrars on +44 (0)370 707 1593 or email rhythmone@fticonsulting.com. However, neither FTI Consulting, Inc. nor the Registrars will be able to provide you with financial advice in connection with any of the matters referred to in this Circular.

A copy of this Circular will be made available on the Company’s website shortly.

PART 1

GLOSSARY AND DEFINITIONS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set out below when used in this Circular:

Acquisition	the acquisition of the entire issued and to be issued share capital of YuMe, Inc. by the Company;

Act	means the Companies Act 2006 (as amended);

adjusted EBITDA	adjusted EBITDA is a non-GAAP financial measure which is not necessarily comparable to non-GAAP information of other companies.

The Company calculates its adjusted EBITDA as statutory profit/(loss), adjusted to exclude income taxes, net finance income and expense, depreciation and amortisation, share based payments expense and exceptional costs. The Company believes that this measure is a useful supplemental metric as it provides an indication of the results generated by the Company’s principal business activities prior to consideration of how the results are impacted by non-recurring costs, how the results are taxed in various jurisdictions, or how the results are affected by the accounting standards associated with the group’s share based payment expense.

YuMe calculates its adjusted EBITDA as net income (loss), adjusted to exclude income taxes, interest expense, depreciation and amortisation, stock-based compensation and non-recurring proxy contest, asset impairment and restructuring expenses. YuMe believes that adjusted EBITDA provides useful information to investors in understanding and evaluating its operating results in the same manner as management.

Non-GAAP information should not be viewed as a substitute for, or superior to, profit/(loss)/net income prepared in accordance with GAAP as a measure of profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made;

Agreement	the definitive agreement entered into between the Company and YuMe dated 4 September 2017 for the Acquisition;

AIM	the AIM Market of London Stock Exchange plc;

AIM Rules	the ‘AIM Rules for Companies’ as published by London Stock Exchange plc (as amended from time to time);

Allotment	the authority for the Directors of the Company to allot Ordinary Shares in relation to the Acquisition;

audience-aware SDKs

also referred to as ‘audience-aware software developer kits’, they are embedded in websites and applications to collect detailed audience data to be used for YuMe’s Connected Audience Network. This data is what drives premium brand advertisers to a publisher’s content. It helps YuMe deliver video ads that are more engaging and relevant to users consuming the publisher’s content;

Board	the board of Directors;

Chairman	Raj Chellaraj, the chairman of the Company;

Circular	the circular to Shareholders dated 7 September 2017;

Closing	means the closing of the Acquisition which is expected to occur in the first calendar quarter of 2018;

Company or RhythmOne	means RhythmOne plc a public limited company incorporated in England and Wales with registration number 06223359;

Consolidated Shares	ordinary shares of £0.10 each in the capital of the Company;

Consolidation	the proposed consolidation of the Company’s share capital, with every 10 Existing Shares being consolidated into one Consolidated Share;

CREST	the computerised settlement system operated by Euroclear United Kingdom & Ireland Limited which facilitates the transfer of title to shares in uncertificated form;

Deferred Share	means the one deferred share of £0.01 in the capital of the Company;

Directors	the directors of the Company;

Exchange Act	means the US Securities Exchange Act of 1934, as amended;

Exchange Offer	means the exchange offer by the Company to be made to effect the Acquisition;

Existing Shares	means the issued ordinary shares of £0.01 each in the capital of the Company;

General Meeting	the general meeting of the Company which is proposed to be held on 25 September 2017 at 10.00 a.m.;

HSR Waiting Period

the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, during which the acquiring person may not exercise beneficial ownership of the securities or assets it proposes to acquire;

ISIN	International Securities Identification Number;

Locked-up Stockholders	certain YuMe Stockholders (including each director and senior officer of YuMe) and each of their respective affiliates;

Off-market Buyback Agreement

the off-market share buyback agreement, a pro-forma copy of which is available to view at the Company’s registered office from the date of this Circular until the General Meeting and at the General Meeting;

Ordinary Shares	the Existing Shares or Consolidated Share, as the context requires;

Record Time	6.00 p.m. on 25 September 2017;

Registrars	means Computershare Investor Services PLC;

Registration Statement	a registration statement on Form F-4;

Resolutions	the resolutions set out in Part 4 (Notice of General Meeting) of this Circular;

SEC	means the US Securities and Exchange Commission;

Securities Act	means the US Securities Act of 1933, as amended;

SEDOL Code	Stock Exchange Daily Official List code, a unique instrument identifier allocated by the London Stock Exchange;

Shareholders	the shareholders of the Company from time to time;

TIDM	the ‘Tradable Instrument Display Mnemonic’ code (or ‘Ticker’, as it is generally known) is a unique short code used to identify a stock or bond; the Company’s being RHTM;

US or United States

means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all areas subject to its jurisdiction or any political sub-division thereof;

YuMe	YuMe, Inc., a publicly-traded company on the New York Stock Exchange;

YuMe Nominees	the two representatives to be appointed as Directors by YuMe Stockholders;

YuMe Shares	the entire issued and to be issued shares of YuMe;

YuMe Stockholders	the stockholders of YuMe from time to time;

£	pound sterling, the lawful currency of the United Kingdom;

US GAAP	Generally Accepted Accounting Principles in the United States; and

US$	US dollars, the lawful currency of the United States.

PART 2

EXPECTED TIMETABLES OF EVENTS

Date of the Agreement	4 September 2017

Circulation of notice of General Meeting to Shareholders	7 September 2017

Deadline for return of Form of Proxy	10:00 a.m. on 21 September 2017

General Meeting	10:00 a.m. on 25 September 2017

Latest time and date for dealings in Existing Shares	4:30 p.m. on 25 September 2017

Record Time in relation to the Consolidation	6:00 p.m. on 25 September 2017

Expected date of admission of Consolidated Shares to trading on AIM	8:00 a.m. on 26 September 2017

Expected date CREST accounts are to be credited with the Consolidated Shares in uncertified form	26 September 2017

Expected date when cheques (if any) are dispatched following purchases of fractional entitlements	3 October 2017

Expected date for dispatch of definitive certificates for Consolidated Shares (in certificated form)	3 October 2017

Closing of the Acquisition	first calendar quarter of 2018

All references to time in this Circular are to London time unless otherwise stated.

PART 3

LETTER FROM THE CHAIRMAN

RHYTHMONE PLC

(Incorporated and registered in England and Wales with number 06223359)

Directors	Registered Office:

Raj Chellaraj Suranga Chandratillake Andrea Cunningham Edward Hastings Ujjal Kohli Mark Opzoomer	40 Dukes Place London EC3A 7NH

7 September 2017

Dear Shareholder,

PROPOSED ACQUISITION OF YUME, INC., CONSOLIDATION OF THE COMPANY’S SHARE CAPITAL AND NOTICE OF GENERAL MEETING

1.	Introduction

The Company announced on 5 September 2017 that it has entered into a definitive agreement with YuMe, a publicly-traded company listed on the New York Stock Exchange, to acquire all of its issued and to be issued share capital for a total consideration of approximately US$185m based on current exchange rates, with consideration provided approximately one-third in cash and approximately two-thirds in shares. The approximately US$185m total consideration is based on 34.7m shares in YuMe in issue as at 31 August 2017 (being the latest practicable date prior to the publication of this Circular). The Acquisition is expected to close in the first calendar quarter of 2018.

Each YuMe Stockholder will be entitled to receive US$5.25 per share held by them on the following basis:

•	US$1.70 (approximately £1.32) in cash; and

•	0.7325 Consolidated Shares, representing US$3.55 (approximately £2.75). In calculating the number of Consolidated Shares to be issued, a figure of 37.5 pence per Existing Share has been used.

Strategically, the Company believes the Acquisition will result in a combined entity with a complete end-to-end platform in one of the fastest growing segments of the industry, with the resources, relationships and talent to drive earnings growth both organically and through other potential acquisitions.

Prior to the Acquisition, the Company intends to effect a consolidation of its share capital, with every 10 issued ordinary shares of £0.01 each in the capital of the Company being consolidated into one ordinary share of £0.10 each, as referred to under the heading ‘Consolidation’ below.

2.	Background to and reasons for the Acquisition

The Board believes that the online advertising industry is likely to consolidate to keep up with the ever changing and demanding requirements of both the supply-and-demand sides of the industry, which have led to a contraction in market valuations of public and private companies. The Directors have identified a window of opportunity to lead such a consolidation and build a platform with the relevant marketplace capabilities that would provide advertisers with a credible, scaled and sustainable alternative to entrenched players in the industry. The combination of RhythmOne and YuMe will bring together demand-side and supply-side strengths in the fast growing segments of mobile, video, connected TV and programmatic trading.

YuMe’s strengths lie in demand-side software and services used by brands, agencies and trading platforms, a robust, first-party data management and targeting platform and global programmatic capabilities. The Company’s strengths are primarily focused on the supply-side, as well as programmatic platform capabilities represented by its multi-channel, multi-format ad exchange, whereby advertisers and agencies can reach targeted, engaged audiences at scale. The Directors believe that YuMe’s strong relationships with agencies and brands and its demand side platform complement the Company’s robust, unified programmatic platform and demonstrated successful history of growth through strategic acquisitions.

Broader platform

The Acquisition accelerates the Company’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. With the acquisition of YuMe, the Company gains access to a leading data driven marketing platform, premium inventory, unique consumer insights, cross-screen targeting technology and established demand relationships.

Greater volume, controlled inventory and premium demand

From a volume standpoint, the Acquisition will increase the Company’s access to mobile, desktop and connected TV video inventory, augmenting the relative attractiveness of its platform to brand advertisers. Through its video supply footprint, YuMe currently sees over 150m unique US viewers and over 250m unique viewers globally. The majority of ad impressions are served via YuMe’s audience-aware software development kit.

In addition to high-quality video inventory, YuMe provides premium demand on connected TV as a supply channel, which will be a new supply category for the Company. YuMe has been a connected TV leader with almost six years of experience in connected TV that includes over 500 campaigns run to date through this medium.

Both video and connected TV inventory are expected to improve scale and reach benefiting the overall economic effects realised through the Company’s platform. Global brands have shown a particular appetite for advertising campaigns such as connected TV, which can supplement the flagging effectiveness of broadcast television. In addition, the Acquisition will add premium brand advertising demand, generated through established, long-term relationships with agencies and brands, which the Directors believe will have a positive effect on fill rate achieved by the Company’s platform.

The Directors believe that, as a result of the Acquisition, the Company will be a more attractive alternative to the largest networks and exchanges, represented by companies such as Google and Facebook.

Proven team and R&D capability

YuMe has an experienced executive team, and is expected to add significant sales, engineering, product and operational expertise to the combined enterprise. Moreover, YuMe has an India-based technology development and ad operations centre, which adds a significant competitive advantage in terms of product innovation and a streamlined operational expenditure structure.

Critical and financial scale

RhythmOne’s strategy is to build a unified programmatic platform with unique audiences of differentiated quality at scale. The Acquisition directly advances this objective through the addition of premium mobile, video and connected TV inventory onto the platform, and further builds on the increased scale of supply that resulted from the acquisitions of Perk Inc. in January 2017 and RadiumOne, Inc. in June 2017.

The Directors believe that the industry will consolidate and the Acquisition allows the Company to stay ahead of the industry trend and to build critical and financial scale.

The Acquisition will deliver cost synergies

The enlarged group is envisaged to benefit from a strong balance sheet, revenue growth and demonstrated EBITDA generation.

The Company believes that the Acquisition represents an attractive opportunity to achieve savings of approximately US$10-12m per annum (before tax) across the combined businesses from, inter alia; functional redundancies as a combined entity, duplicative vendor relationships and public company costs, with associated one-off costs of no greater than US$1m. There may also be potential for revenue synergies.

Following the Acquisition, the Consolidated Shares will need to be registered with the SEC and the Company will be subject to some new costs associated with its SEC reporting obligations. Further details are set out below under the heading ‘Registration of Consolidated Shares with the SEC’.

3.	Information on YuMe

YuMe is a proven partner for video advertising leadership and innovation. YuMe provides programmatic brand solutions with data-driven audience insights that empower brand advertisers to engage and influence their most promising audiences and increase engagement and sales. YuMe extends data-driven audiences to any TV or digital screen. Programmatic, audience-based technologies combine with unrelenting service to help brand advertisers engage audiences wherever they interact with content that matches their needs and interests. Established in 2004, YuMe is headquartered in Redwood City, California, with over 450 employees worldwide.

As per YuMe’s US GAAP consolidated financial statements for the year ended 31 December 2016, YuMe generated revenues of US$160.4m, adjusted EBITDA of US$10.9m and a net loss of US$7.7m.

Through the three-month period ended 30 June 2017, YuMe generated US$42.8m in revenue and US$7.6m in adjusted EBITDA, and net income of US$4.4m, while in the three-month period ended March 2017 YuMe generated revenue of US$36.5m and adjusted EBITDA of US$4.3m and net income of US$1.2m.

As at 30 June 2017, YuMe reported total assets of US$143m.

4.	Financial and other effects of the Acquisition

The Acquisition is anticipated to be materially accretive to the Company in the financial year ending 31 March 2019, being the first full year of ownership.

Increased scale is likely to improve gross margin as a result of operational gearing.

5.	Summary of key terms of the Acquisition

Pursuant to the terms of the Agreement each YuMe Stockholder will be entitled to receive US$5.25 per share held by them, on the following basis:

•	US$1.70 (approximately £1.32) in cash; and

•	0.7325 Consolidated Shares, representing US$3.55 (approximately £2.75). In calculating the number of Consolidated Shares to be issued, a figure of 37.5 pence per Existing Share has been used.

Following Closing, two representatives appointed by the YuMe Stockholders, will be appointed to the Board. The YuMe Nominees will be subject to prior approval and acceptance by the Board acting reasonably. It is anticipated that Eric Singer, current chairman of YuMe, will assume the role of chairman of the combined entity.

In addition, I have announced my intention to step down from the Board immediately after Closing. Further announcements will be made as appropriate.

The Locked-up Stockholders, who between them hold approximately 31.6% of the issued YuMe Shares, have each signed a tender and support agreement agreeing to tender the YuMe Shares held by such Locked-up Stockholders in the Exchange Offer. In addition, each such Locked-up Stockholder has agreed that from Closing of the

Acquisition until the date that is six months thereafter, he, she or it will not offer, sell, grant any option to purchase or otherwise dispose of any Consolidated Shares received by such Locked-up Stockholder pursuant to the Acquisition.

Vested or unvested options to acquire YuMe Shares that are outstanding immediately prior to Closing and not exercised and are in the money, and unvested restricted stock units that are outstanding immediately prior to Closing, will be cancelled and the Company will grant replacement awards on substantially the same terms and conditions as were applicable immediately prior to Closing.

The Acquisition is conditional on YuMe Stockholders tendering at least a majority of the issued and outstanding YuMe Shares and YuMe having at least, US$32m in cash and cash equivalents at the closing of the Exchange Offer. The Acquisition is also subject to other conditions customary for transactions of this nature and requires clearance by the relevant competition authority, including the expiration or termination of the HSR Waiting Period. Given that the Consolidated Shares to be issued by the Company will be issued primarily to YuMe Stockholders resident in the US, the Company will file a Registration Statement with the SEC. Further details of this are set out below. The Company and YuMe expect to close the Acquisition in the first calendar quarter of 2018.

The Agreement contains provisions whereby a termination fee of US$5,536,790 would be payable by YuMe to the Company if the Agreement is terminated under certain circumstances.

The boards of directors of RhythmOne and YuMe have each unanimously approved the Acquisition. YuMe’s board of directors has also recommended that YuMe Stockholders vote in favour of the Acquisition. The Company has called a General Meeting, at which the Company will seek approval (amongst other things) to: (i) consolidate every 10 Existing Shares into one Consolidated Share; and (ii) allow the Directors to issue up to 30,000,000 Consolidated Shares to close the Acquisition.

6.	Registration of Consolidated Shares with the SEC

Registration Statement

Due to the number of YuMe Stockholders who will receive Consolidated Shares on Closing, the Company is required to register the Consolidated Shares under the Securities Act by filing, once available, a registration statement on Form F-4 with the SEC.

Ongoing obligations

Upon Closing, the Company will be subject to certain disclosure obligations under US securities laws. The following is a description of the general disclosure obligations of public companies under US securities laws as such laws and rules exist as of the date of this Circular.

Under the Exchange Act, for so long as the Company continues to qualify as a “foreign private issuer,” it will be required to file publicly, with the SEC, annual reports on Form 20-F within four months of the end of the Company’s fiscal year covered by the report. As a foreign private issuer, the Company will also be required to file publicly with the SEC on Form 6-K material information that it makes or is required to make public pursuant to English law, files or is required to file by the AIM Rules or is otherwise distributed or required to be distributed to Shareholders.

Following Closing, the Company may cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of the Company registered or required to be registered under the Exchange Act, the Company would no longer be required to file annual reports or other information with the SEC. The ability to cease being a reporting company under US securities laws will depend on a number of factors including, amongst other things, the number of US record holders of the Company after the Acquisition and trading volumes of the Consolidated Shares in the United States. Conversely, if 50% or more of the Consolidated Shares are held in the US the Company will no longer qualify as a ‘foreign private issuer’ and will be subject to reporting requirements prescribed for a domestic US company.

7.	Share consolidation

The Company is proposing that every 10 Existing Shares held at the Record Time be consolidated into one Consolidated Share in order to reduce the number of shares in issue and to ensure that the Company’s shares are traded at a figure that is reasonable.

The Consolidated Shares will continue to carry the same rights and benefits as those attached to the Existing Shares and the proportion of ordinary shares of the Company held by each Shareholder immediately before the Consolidation will, save for fractional entitlements (which are discussed further below), be the same as the proportion of Consolidated Shares held by each Shareholder immediately thereafter.

Application will be made for the Consolidated Shares to be admitted to trading on AIM. Dealings in the Existing Shares will cease at 4.30 p.m. on the date of the General Meeting and dealings in the Consolidated Shares are expected to commence the following day.

If the consolidation is approved, the Consolidated Shares will have a new SEDOL Code which will be BYW0RC6 and a new ISIN which will be GB00BYW0RC64. The new SEDOL Code and new ISIN will become effective only if the resolution to consolidate the Existing Shares is passed. The Company’s TIDM, ‘RTHM’, will remain unchanged.

In the event that the number of Existing Shares attributable to a Shareholder is not exactly divisible by 10, the Consolidation will generate an entitlement to a fraction of a Consolidated Share.

In order to deal with the fractional entitlement, the Board proposes to amend the Articles to allow it to sell the shares representing the fractions on behalf of the selling Shareholder for the best price reasonably obtained to any person (including the Company) and distribute the proceeds of sale, in due proportion, among those selling Shareholders. In the event that the net proceeds of sale attributable to a selling Shareholder amount to £5.00 or less, the Directors are of the view that, as a result of the disproportionate costs involved in distributing small sums to Shareholders, it would not be in the best interests of the Company to distribute such proceeds of sale, which instead will be retained for the benefit of the Company.

In order to deal with any final fractions, the Company will enter into the Off-market Buyback Agreement. The Off-market Buyback Agreement will also deal with the buyback by the Company of the Deferred Share. A pro-forma copy of the Off-market Buyback Agreement will be available for inspection at the Company’s registered office from the date of this Circular up to and including the date of the General Meeting, and will be available for inspection at the General Meeting.

In respect of a Shareholder who holds less than 10 Existing Shares, the Company is only responsible for dealing with fractional entitlements of registered holdings. Shareholders whose ordinary shares in the Company are held via nominee accounts will have any fractional entitlements administered by the stockbroker or nominee in whose account the relevant Existing Shares of the Company are held.

Assuming approval of the Consolidation, the issued share capital of the Company following the passing of the resolution to consolidate the 495,654,349 Existing Shares (being the number outstanding as at close of business on 6 September 2017, the last practicable date prior to the posting of this Circular) is expected to comprise approximately 49,565,430 Consolidated Shares.

The entitlements to Existing Shares of share options or other instruments convertible into Existing Shares will be adjusted in accordance with their terms to reflect the consolidation.

Application will be made for the simultaneous cancellation of the Existing Shares from CREST and admission of the Consolidated Shares to CREST and trading on AIM. The Consolidated Shares may thereafter be held and transferred by means of CREST. It is expected that Consolidated Shares which are held in uncertificated form will be credited to the relevant CREST accounts on 26 September 2017 and admitted to trading on AIM on the same day.

Definitive share certificates in respect of those Consolidated Shares which will be held by Shareholders who currently hold their Existing Shares in certificated form are expected to be dispatched to relevant Shareholders on or around 3 October 2017. Share certificates in respect of Existing Shares will cease to be valid on 26 September 2017 and, pending delivery of share certificates in respect of Consolidated Shares, transfers will be certified against the register.

If the resolution to consolidate the Existing Shares is not passed, the Shareholders will retain their existing shareholding in the Company and the number of shares proposed to be allotted, pursuant to Resolution 4, will increase (although the nominal amount will remain the same).

8.	Reasons for calling the General Meeting

The Act requires the Company to obtain the approval of Shareholders to amend its articles (section 21(1) of the Act) and to consolidate its shares (section 618 of the Act). The Act also prohibits the Directors from allotting any shares without prior authority from the Shareholders (section 551 of the Act). The Company is seeking such approvals and authority at the General Meeting.

9.	Letter of intent

The Company has received a non-binding letter of intent from Toscafund Asset Management LLP relating to 145,246,051 Existing Shares representing approximately 29.3% of the issued share capital of the Company on 6 September 2017 (being the latest practicable date prior to the publication of this Circular) stating its intention to exercise, or procure the exercise, of all of the voting rights attaching to such Existing Shares in favour of the Resolutions at the General Meeting.

10.	Action to be taken

The Form of Proxy in relation to the General Meeting is enclosed. Whether or not you are able to attend the General Meeting, I encourage you to complete and submit a Form of Proxy as soon as possible to the address stated therein.

Appointing a proxy will not prevent you from attending the General Meeting and voting in person, should you subsequently be able to attend. If you have appointed a proxy and attend the General Meeting in person, your proxy appointment will automatically be terminated.

11.	Recommendation

The Directors consider that the Acquisition and the Consolidation are each in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors unanimously recommend you to vote in favour of the Resolutions, as they intend to do in respect of their own shareholdings amounting to 5,751,812 Existing Shares, representing 1.16% of the Company’s issued share capital on 6 September 2017 (being the latest practicable date prior to the publication of this Circular).

Yours faithfully,

Raj Chellaraj

Chairman

PART 4

NOTICE OF GENERAL MEETING

RHYTHMONE PLC

(Incorporated and registered in England and Wales with number 06223359)

Notice of General Meeting

Notice is hereby given that the General Meeting of RhythmOne plc will be held at the offices of Bird & Bird LLP, 12 New Fetter Lane, London EC4A 1JP on 25 September 2017 at 10.00 a.m. (London time) to consider and, if thought fit, pass resolution 1 as a special resolution and resolutions 2 to 4 as ordinary resolutions of the Company.

Terms used in the resolutions shall, unless the context requires otherwise, have the same meanings as set out in the circular to shareholders dated 7 September 2017 (the “Circular”).

SPECIAL RESOLUTION

Resolution 1

THAT the articles of association of the Company be amended as follows:

By the insertion of the following new article 6A immediately after article 6:

“6A	Fractions

6A.1

Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any Member is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such Member would become entitled to a fraction of a consolidated share, the Board may deal with the fractions in any matter permitted and, in particular, may, on behalf of all such Members, sell the shares representing the fractions for the best price reasonably obtained to any person (including, subject to the provisions of the Acts, the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those Members (except that any amount otherwise due to a Member, being less than £5.00, or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company).

6A.2

For the purposes of any sale of shares pursuant to Article 6A.1, the Board may authorise some person on behalf of the selling shareholder to execute an instrument of transfer of the shares or any other document to, or in accordance with the directions of, their purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.”

ORDINARY RESOLUTIONS

Resolution 2

THAT every 10 issued ordinary shares of £0.01 each in the capital of the Company be, at 6.00 p.m. on the date of the passing of this Resolution 2, consolidated into one ordinary share of £0.10 each provided that no shareholder shall be entitled to a fraction of a share and the Board may deal with the fractions in any matter permitted and, in particular, may, on behalf of all such shareholder, sell the shares representing the fractions for the best price reasonably obtained to any person (including the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those shareholders. For the purposes of any sale of shares pursuant to this Resolution 2, the Board may authorise some person on behalf of the selling shareholder to execute an instrument of transfer of the shares or any other document to, or in accordance with the directions of, their purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Resolution 3

THAT the terms of the Off-market Buyback Agreement proposed to be entered into between the Company and the Sellers (as defined therein) for the purchase by the Company of ordinary shares of £0.01 each in the capital of the Company and the deferred share of £0.01 each in the capital of the Company be approved and the Company be authorised to enter into the Off-market Buyback Agreement provided that this authority shall lapse within 12 months of its approval if the Off-market Buyback Agreement is not completed by such date. For the purposes of any sale of a deferred share pursuant to this Resolution 3, the Board may authorise some person on behalf of the selling shareholder to execute an instrument of transfer of the deferred share or any other document to, or in accordance with the directions of, their purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the deferred share be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Resolution 4

THAT in addition to all authorities in existence immediately prior to this resolution being passed, the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company, pursuant to Section 551 of the Act, to allot equity securities (within the meaning of Section 560 of the Act) with an aggregate nominal amount of £3,000,000, such authority to be limited to the issue of the Consolidated Shares (or if Resolution 2 is not passed, limited to the issue of the Existing Shares) to be issued in relation to the Acquisition, provided that this authority shall, unless renewed, varied or revoked by the Company in a general meeting, expire immediately following Closing.

By order of the Board.

Frank Pao,

Company Secretary

Registered Office

RhythmOne plc c/o Capita Company Secretarial Services Limited

1st Floor

40 Dukes Place

London

EC3A 7NH

7 September 2017

Explanatory notes

1.	Amendment to the Articles

Resolution 1 authorises the Directors to amend the existing Articles as further detailed in the Circular.

Resolution 1 will be proposed as a special resolution.

At least 75% of the votes cast must support this resolution in order for it to be passed.

2.	Consolidation

Resolution 2 authorises the Directors to consolidate every 10 issued ordinary shares of £0.01 each in the capital of the Company into one ordinary share of £0.10 each as further detailed in the Circular.

3.	Off-market Buyback Agreement

Resolution 3 authorises the Company to make off-market purchase of its own shares in pursuance of the Off-Market Buyback Agreement as further detailed in the Circular.

4.	Authority to allot ordinary shares

Resolution 4 authorises the Directors to allot relevant securities under section 551 of the Act limited to the Consolidated Shares or if Resolution 2 is not passed, then limited to the Existing Shares (as defined in the Circular) for the purposes of the Acquisition. The figure includes a buffer to cover shares to be issued in connection with exercise of options over shares, or vesting of restricted stock units, in YuMe.

Resolutions 2, 3 and 4 will be proposed as ordinary resolutions.

More than 50% of the votes cast must support these resolutions in order for the resolutions to be passed.

Meeting and Voting Notes

Entitlement to attend, vote and ask questions

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. (London time) on 21 September 2017 shall be entitled to attend and vote at the General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. (London time) on 21 September 2017 shall be disregarded in determining the rights of any person to attend or vote at the General Meeting.

Corporate representatives

A corporate shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a corporate shareholder provided that no more than one corporate representative exercises powers over the same share.

Appointment of proxies

If you are a member of the Company at the time set out above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the General Meeting and you should have received a personalised proxy form with this notice of General Meeting. You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form. If you do not have a personalised proxy form and believe that you should, please contact the Registrars on +44 (0)370 707 1593 or at The Pavilions, Bridgwater Road, Bristol BS99 6ZY.

If you are not a member of the Company but you have been nominated by a member of the Company to enjoy information rights, you do not have a right to appoint any proxies under the procedures set out in this “Appointment of proxies” section.

A proxy does not need to be a member of the Company but must attend the General Meeting to represent you. Details of how to appoint the Chairman of the General Meeting or another person as your proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the General Meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Registrars on +44 (0)370 707 1593 or at The Pavilions, Bridgwater Road, Bristol BS99 6ZY. You will need to state clearly on each proxy form the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the member will result in the proxy appointment being invalid.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolutions. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

Appointment of proxy using hard copy proxy form

The notes to the proxy form explain how to direct your proxy to vote on each resolution or withhold their vote. To appoint a proxy using the proxy form, the form must be:

•	completed and signed;

•	sent or delivered to the Registrars at The Pavilions, Bridgwater Road, Bristol BS99 6ZY; and

•	received by the Registrars no later than 10.00 a.m. (London time) on 21 September 2017, this being 48 hours before the start of the General Meeting (excluding weekends and bank holidays).

In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Appointment of proxy by joint members

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

Changing proxy instructions

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the proxy form and would like to change the instructions using another proxy form, please contact the Registrars at The Pavilions, Bridgwater Road, Bristol BS99 6ZY.

If you submit more than one valid proxy appointment in relation to rights attached to a particular share or number of shares, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of proxy appointments

In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to the Company’s Registrars at The Pavilions, Bridgwater Road, Bristol BS99 6ZY. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

The revocation notice must be received by the Company’s Registrars no later than 10.00 a.m. (London time) on 21 September 2017.

Appointment of a proxy does not preclude you from attending the General Meeting and voting in person. If you have appointed a proxy and attend the General Meeting in person, your proxy appointment will automatically be terminated.

CREST members

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment by using the procedures described in the CREST manual (euroclear.com/crest). CREST personal members or other CREST-sponsored members and those CREST members who have appointed a voting service provider should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by the Registrars (ID 3RA50) by 10.00 a.m. 21 September 2017. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST proxy instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Issued shares and total voting rights

As at 6.00 p.m. (London time) on 6 September 2017, the latest practicable date prior to the date of this notice of General Meeting, the Company’s issued share capital comprised 495,654,349 Existing Shares. Each Existing Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 6.00 p.m. (London time) on 6 September 2017 is 495,654,349.

Communication

Except as provided above, members who have general queries about the General Meeting should use the following means of communication (no other methods of communication will be accepted):

•	calling Investor Relations at FTI Consulting, Inc. on +44 (0)20 3727 1000 or Registrars on +44 (0)370 707 1593; or

•	by email to rhythmone@fticonsulting.com.

You may not use any electronic address provided either:

•	in this notice of General Meeting; or

•	any related documents (including the proxy form),

to communication with the Company for any purposes other than those expressly stated.

PART 5

NOTICE TO US SHAREHOLDERS

Additional Information and Where to Find It

The Exchange Offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Edward Bridges, FTI Consulting Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1 650 503 7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1-800-732-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

POSTING OF CIRCULAR AND NOTICE OF GENERAL MEETING OF SHAREHOLDERS

London, England and San Francisco, USA – 7 September 2017 – Further to the announcement released on 5 September 2017, RhythmOne plc (LSE AIM: RTHM, “Company” or “RhythmOne”) confirms that the Circular to Shareholders (containing a notice convening the General Meeting) has been posted to the Shareholders and will shortly be available for download on the Company’s website: https://investor.rhythmone.com/financial-info/results.

The General Meeting has been convened for Monday 25 September 2017, at 10.00 a.m. (BST) at the offices of Bird & Bird LLP, 12 New Fetter Lane, London EC4A 1JP, United Kingdom.

Shareholders of record as of 6.00 p.m. (BST) on 21 September 2017 are requested to bring their credentials, including their proxy form attendance card as well as the number of shares held, to attend the meeting. Shareholders unable to attend the meeting in person are urged to send instructions for the voting of their shares so that they are represented at the meeting. Please contact your financial intermediary for the voting procedures to follow.

Terms used in this announcement have the same meanings given to them in the announcement of the Acquisition made at 7.00 a.m. on 5 September 2017.

Press further information, please contact:

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Charles Palmer

FTI Consulting LLP

+44 20 3727 1000

Financial Adviser, Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Lorna Tilbian

Michael Wharton / Toby Adcock

Numis +44 20 7260 1000

About RhythmOne

RhythmOne is a technology-enabled digital media company that connects online audiences with brands through premium content across devices. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising, and content formats. Through its fully integrated programmatic platform, RhythmMax, the Company offers digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s goal is to maximize the return on advertising spend and provide the most efficient and effective marketplace for digital advertising. The Company is headquartered in San Francisco, United States with offices in the US, UK and Canada. For more information, please visit www.rhythmone.com.

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Additional Information and Where to Find It

This communication relates to a potential exchange offer for the outstanding shares of YuMe, Inc. stock that has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Edward Bridges, FTI Consulting Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1 650 503 7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1-800-732-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

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